EXHIBIT 99.1

Endeavour Silver Reports High Grade Silver-Gold Drill Intersections from 2019 Exploration Program at the Bolanitos Mine, Guanajuato, Mexico

VANCOUVER, British Columbia, May 22, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) reports multiple high-grade silver-gold intersections in the Plateros and San Miguel veins from the 2019 drill program at the Bolanitos mine in Guanajuato, Mexico.  A total of 19 holes were drilled to mid-April, of which 12 holes intersected high grades over mineable widths and an additional 4 holes intersected old mine workings (view longitudinal sections for Plateros and San Miguel here).

Drilling highlights in the San Miguel vein just north of the Bolanitos plant include 58 grams per tonne (gpt) silver and 22.1 gpt gold for 1827 gpt silver equivalent (Ag Eq calculated at an 80:1 Au:Ag ratio) over a 3.5 metre (m) true width (53.3 oz per short ton (opT) AgEq over 11.5 feet (ft) in hole MG-10).  New high-grade vein mineralization has now been delineated over a 250 m length by 130 m depth below and northwest of the old San Miguel mine workings, still open to the northwest.

Drilling highlights in the Plateros vein just west of the Bolanitos plant include 108 gpt silver and 4.25 gpt gold for 448 gpt Ag Eq over a 2.3 m true width (13.1 opT AgEq over 7.5 feet (ft) in hole PLU-20).  New high-grade vein mineralization has now been delineated over a 250 m length by 120 m depth below the Plateros mine workings where Endeavour is currently mining, still open at depth and to the southeast.

Bradford Cooke, Endeavour Director and CEO, commented, “We continue to be encouraged by our positive exploration results at Bolanitos.  Recent drilling has extended high grade silver-gold mineralization in both the Plateros and San Miguel veins, which should help to replace reserves, increase resources and extend the mine life at Bolanitos.”

“Our operations group are nearing resolutions to the elevated arsenic in certain ores and reduced equipment availabilities, both of which put mine development and production behind schedule in Q1 2019.  We plan to provide a full operational review for shareholders late this month.”

Drilling highlights are summarized in the following table of drill results.

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
PLU-15	Plateros PL3	114.50	1.5	3.25	31	291
	Including	115.5	0.5	4.68	65	439
PLU-17	Plateros PL1	99.50	1.5	2.14	283	454
	Including	99.50	0.2	7.60	1295	1,903
PLU-18	Plateros PL2	128.00	3.1	2.76	5	226
	Including	128.00	0.2	6.13	8	499
PLU-20	Plateros PL1	145.15	2.3	4.25	108	448
	Including	146.30	0.3	18.30	348	1,812
	Plateros PL2	155.85	2.1	3.23	95	353
	Including	160.50	0.1	9.18	153	887
	Plateros PL3	168.60	3.0	4.42	48	402
	Including	170.10	0.4	14.25	219	1,359
PLU-21	Plateros PL3	168.95	1.7	3.33	8	275
	Including	168.95	0.3	6.64	14	545
PLU-22	Plateros PL2	137.05	3.3	3.45	6	282
	Including	137.40	0.4	4.82	11	397
PLU-23	Plateros PL1	163.55	2.2	4.26	15	355
	Including	164.00	0.4	4.19	31	366
PLU-24	Plateros PL1	131.70	0.9	3.19	2	257
	Including	132.75	0.4	6.43	3	517
MG-10	San Miguel	167.50	3.5	22.12	58	1,827
	Including	168.10	0.3	78.80	193	6,497
MG-11	HW San Miguel	74.05	1.3	2.88	212	443
	Including	75.40	0.3	8.57	718	1,404
MG-12	San Miguel	80.10	0.9	4.63	34	404
	Including	81.25	0.4	6.61	39	567
MG-13	San Miguel	145.05	3.0	3.35	11	278
	Including	145.45	0.4	9.54	21	784

Silver equivalents are calculated at a ratio of 80:1 silver: gold.  All widths are estimated true widths.

Qualified Person and QA/ QC

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour ‑ Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mines will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.